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        Proxy Statement Pursuant to Section 14(a) of the Securities
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                        VERIZON COMMUNICATIONS, INC.

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            (Name of Registrant as Specified in Its Charter)


     ASSOCIATION OF BELLTEL RETIREES, C. WILLIAM JONES, JOHN M. BRENNAN, JACK K. COHEN, EILEEN T. LAWRENCE, PAMELA M. HARRISON, ROBERT A. REHM,
         DONALD R. KAUFMANN, CHARLES F. SCHALCH, DAVID J. SIMMONS,
                JOHN L. STUDEBAKER AND PATRICIA TRENT WELLS

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Association of BellTel Retirees, Inc.
Post Office Box 33
Cold Spring Harbor, New York   11724               (logo)
____________________________________________________________________________
Phone: (631) 367-3067                      Web Site: www.belltelretirees.org
Fax: (631) 367-1190                  E-mail: association@belltelretirees.org
Hotline: 1-800-261-9222


           THIS LETTER IS INTENDED FOR VERIZON SHAREOWNERS ONLY
This letter is for our members who own Verizon Stock. If you do not own Verizon stock, please pass this info on to anyone you know who owns Verizon stock. The Association of Be11Tel Retirees Inc. has one proposal (item 6) and a high level of interest in Items 3 and 4. IF YOU HAVE NOT RECEIVED YOUR VERIZON PROXY YET, CONTACT YOUR BROKER OR VERIZON'S INVESTMENT GROUP BY GOING TO HTTP://INVESTOR.VERIZON.COM/CONTACTUS/; OR CALLING COMPUTERSHARE TRUST COMPANY AT 1-800-631-2355. PLEASE DO NOT RETURN PROXY CARDS to the Association of BellTel Retirees.

                                                                 March 2011
DEAR FELLOW ASSOCIATION MEMBER:

We urge you to pay particular attention to three items on Verizon's proxy card for the upcoming Annual Meeting, scheduled for May 5th in Indianapolis, Indiana and to vote contrary to the Verizon Board's recommendation on Items 3 and 6 and in agreement with their recommendation on Item 4:

     - ITEM 6: VOTE FOR PERFORMANCE STOCK UNIT PERFORMANCE THRESHOLDS

     - ITEM 3: VOTE AGAINST THE EXECUTIVE COMPENSATION PACKAGE

     - ITEM 4: VOTE FOR AN ANNUAL ADVISORY VOTE ON COMPENSATION

We believe that Verizon's Board needs to hear that shareholders want compensation policies that are better aligned with shareholder interests.

     - ITEM 6: VOTE FOR A POLICY TO LIMIT LARGE PERFORMANCE SHARE UNIT (PSU) PAYOUTS TO THE ACHIEVEMENT OF TOTAL SHAREHOLDER RETURN (TSR) EQUAL TO OR ABOVE THE MEDIAN AMONG THE RELATED DOW PEERS INDEX.

While we commend the Board for paying the majority of long-term equity compensation in the form of Performance Stock Units (PSUs), we believe that large pay-outs for below-median performance as low as the bottom 26th percentile does not adequately align pay with performance.

PSUs should not vest or pay out, we believe, unless Verizon's total shareholder return (TSR) is at least equal to or above the median relative to the company peer index selected by the Board.

Each year the Company's named executive officers receive long-term equity awards with a potential payout that is between eight and ten times base salary. These equity performance grants are divided between PSUs (60%) and Restricted Stock Units (40%). CEO Ivan Seidenberg is an exception, as he receives 100% of long-term equity in the form of PSUs.

The problem is that PSUs pay out at 50% of Target for relative TSR at the bottom 26th percentile (that is, if Verizon performs as low as 25th among the 34 Related Dow Peers, a peer index selected by the Board). Last year ISS Proxy Advisory Services recommended a vote FOR this resolution, stating:
"the design of the [PSU] program will provide a significant 50% payment for performance that approximates the 25th percentile."

For example, the CEO's Target Award for the 2010-2012 PSU grant is $11.1 million. He receives 50% of Target ($5.5 million) if Verizon's TSR ranks as low as 25th among the 34 Dow Peers - nearly bottom quartile performance. At the high end, Seidenberg receives 200% of Target ($22.2 million) if Verizon ranks among the top four (above 90th percentile).

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By comparison, among the 13 Dow Peers that award PSUs based on shareholder return relative to a peer index, the majority award between 0% and 25% for 25th percentile performance. This is a far more demanding hurdle than Verizon's 50% award for performance below the 30th percentile. Home Depot and United Technologies pay out 0% below roughly the 40th percentile.

Verizon's low performance bar for a 50% payout seems particularly unjustified because senior executives (except Seidenberg) receive 40% of their long-term "performance pay" in restricted stock (RSUs). RSUs vest after three years REGARDLESS OF PERFORMANCE. Although the Board justifies RSUs as a "retention incentive" (2011 Proxy, p. 37), RSUs pay out even if the executive retires or is terminated without cause, after a change in control, or voluntarily for good reason.

     - ITEM 3: VOTE AGAINST APPROVING THE EXECUTIVE COMPENSATION PACKAGE

We urge you to use your "say on pay" to send a message that in addition to the more challenging pay-for-performance threshold recommended above (Item
6), the Board should scale back its expensive set of windfall termination benefits, including:

GOLDEN PARACHUTES: If CEO Ivan Seidenberg is terminated or even retires, he receives a $30.7 million severance, five times his base salary plus bonus. (2011 Proxy pp. 55, 44).

GOLDEN COFFINS: Upon termination of employment due to death, Seidenberg would receive $30.7 million over and above any pension or deferred compensation (which pay tens of millions more).

EXECUTIVE PENSIONS: Verizon's nonqualified retirement saving plan continues to offer far more generous benefits to senior executives than to rank-and-file managers or employees. For example, Seidenberg received $562,000 in pension compensation in 2010, including $225,000 in "above-market earnings" on his non-qualified plan assets. (Compensation Tables, 2011 Proxy.)

The Board lists a number of "best practices" it has adopted. However, several of these and others were adopted only AFTER receiving strong support
as shareholder proposals   proposals the Board initially OPPOSED. In our
view, pro-shareholder compensation policies are adopted only after shareholders send a strong message. A VOTE AGAINST ITEM 3 is the nudge the Board needs.

     - ITEM 4: VOTE FOR AN ANNUAL STOCKHOLDER "SAY-ON-PAY" (OPTION 1)

Under the Dodd-Frank Act, the Company is required to allow shareholders to vote this year on the frequency of future "Say-on-Pay" advisory votes to approve the compensation of senior executives. Item 4 gives shareholders a choice between voting every one, two or three years.

We agree with the Board's recommendation that the Company should continue to conduct an ANNUAL say-on-pay advisory vote. In 2007 Verizon became the first blue chip company to adopt an annual advisory vote after a majority vote by shareholders approved a resolution that I sponsored. We applaud the Board for recommending continuation of this policy. An annual discussion and vote will, in our view, help the Board to keep executive pay better aligned with shareholder interests and expectations. PLEASE VOTE FOR OPTION 1.

Thank you for your careful scrutiny of these three important compensation votes.

                                                           Sincerely yours,

                                                             /s/ Bill Jones
                                                           C. William Jones
                                             President & Executive Director
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The cost of this letter is being borne entirely by the Association of
BellTel Retirees Inc. This is not a solicitation. Please DO NOT send your proxy card to the Association.

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